United States

Securities and Exchange Commission

Washington, D.C. 20549



Form 12b-25

Notification of Late Filing



(Check One) ( x ) Form 10-K ( ) Form 20-F ( ) Form 11-K ( ) Form
10-Q  (   ) Form N-SAR



			For Period Ended:    March 31, 1998

			(    ) Transition Report on Form 10-K

			(    ) Transition Report on Form 20-F

			(    ) Transition Report on Form 11-K

			(    ) Transition Report on Form 10-Q

			(    ) Transition Report on Form N-SAR

			For the Transition Period Ended:___________________



Part 1 REGISTRANT INFORMATION

             Lucille Farms, Inc.



Full Name of Registrant

                         N/A



Former Name if Applicable

              150 River Road, P.O. Box 517



Address of Principal Executive Office (Street and Number)

         Montville, NJ 07045



       City, State and Zip Code













Part II | Rules 12b-25(b) and (c)



If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)



 (    )	(a)	The reasons described in reasonable detail in Part
            III	of this form could not be eliminated without
         			unreasonable effort or expense:

 (    )	(b)	The subject annual report, semi-annual report,
         			transition report on Form 10-K, Form 20-F, 11-K,
         			Form N-SAR, or portion thereof, will be filed on or
				        before the fifteenth calendar day following the
			        	prescribed due date; or the subject quarterly report	of
            transition report on Form 10-Q, or portion thereof	will be
            filed on or before the fifth calendar day	following the
            prescribed due date; and

 (   )  (c) The accountant's statement or other exhibit required
         			by Rule 12b-25 (c) has been attached if applicable.




Part III NARRATIVE



State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach
Extra Sheets If Needed)


We need additional time to get additional information required for disclosures and classifications necessary to accurately finalize our report.





Part IV | Other Information



(1)  	Name and telephone number of person to contact in regard
      to this		notification



	Stephen M. Katz   	   973____		       334-6030

	    (Name)			(Area Code)		    (Telephone Number)



(2)	Have all other periodic reports required under Section 13 or
    15 	(d) of the Securities Exchange Act of 1934 or Section 20 of the
  		Investment Company Act of 1940 during the preceding 12 months
    (or 	for such shorter) period that the registrant was required
     to file 	such reports) been filed?  If answer is no, identify
     report(s).				(  x  )  Yes	(    )  No


(3)	Is it anticipated that any significant change in results of
   	operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	            	(  x  )  Yes	(  )  No



	In the fiscal year ended March 31, 1998 the company incurred an operating loss of $2,138,000. This loss was significantly
 greater 	than the loss of $935,000 which was incurred in the
 corresponding period	for the last fiscal year ended March 31, 1997.





				    Lucille Farms, Inc.

			(Name of Registrant as Specified in Charter)



	has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



	Date          June 29, 1998



						By______/s/ Stephen M. Katz__________

							 Stephen M. Katz, CFO



	INSTRUCTION:  The form may be signed by an executive officer of
	the registrant or by any other duly authorized representative.
	The name and title of the person signing the form shall be
 typed 	or printed beneath the signature.  If the statement is signed
 on	behalf of the registrant by any authorized representative
 (other 	than an executive officer), evidence of the representative's
	authority to sign on behalf of the registrant shall be filed
 with	the form.



					ATTENTION

	Intentional misstatements or omissions of fact constitute
 Federal	Criminal Violations (See 18 U.S.C. 1001).





					General Instructions



	1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of
  		the General Rules and Regulations under the Securities
  		Exchange Act of 1934.


	2.	One signed original and four conformed copies of this form
  		and amendments thereto must be completed and filed with the
		  Securities and Exchange Commission. Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and
  		Regulations under the Act.  The information contained in or
		  filed with the form will be made a matter of public record
			 in the Commission files.


	3.	A manually signed copy of the form and amendments thereto
  		shall be filed with each national securities exchange on
		 	which any class of securities of the registrant is
  		registered.

	4.	Amendments to the notifications must also be filed on form
			12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.



	5.	Electronic Filers.  This form shall not be used by
				electronic filers unable to timely file a report solely due
  		to electronic difficulties.  Filers unable to submit a
		 	report within the time period prescribed due to difficulties
		  in electronic filing should comply with either Rule 201 or
		 	Rule 202 of Regulation S-T or apply for an adjustment in
  		filing date pursuant to Rule 13(b) of Regulation S-T.